Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com
November 13, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mailstop 3233
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-34385

Dear Mr. Telewicz:
This letter sets forth the response of Invesco Mortgage Capital Inc. (the “Company”) to your comment letter dated October 18, 2017 regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“Form 10-K”) filed with the Commission on February 21, 2017.
For your convenience, we have set forth below your comment followed by the Company’s response thereto.

Note 17 - Revision of Previously Issued Financial Statements, page 123

1.
We note your response to our prior comment. We further note you have determined that your internal controls over financial reporting and disclosure controls and procedures were effective despite the error you identified in your previously issued financial statements. Please address the following related to your internal controls and processes:

•	Tell us the processes and controls that were involved in identifying the error.

On a quarterly basis, the Company reviews all non-Agency residential mortgage-backed (“RMBS”) securities, commercial mortgage-backed securities, government-sponsored enterprise credit risk transfer securities and interest-only securities that are in an unrealized loss position for other-than-temporary impairment (“OTTI”). The Company noted during its quarterly OTTI process that some non-Agency RMBS securities not of high credit quality (“distressed securities”) had negative book yields. As discussed in our response letter dated September 28, 2017 to your comment letter dated September 15, 2017, the Company believed that negative book yields were an indication of an error as the negative book yields computed by the Company’s investment accounting system, Core PAM, were not in line with management’s expectations of projected security yields calculated during the Company's quarterly re-underwriting process.

•
To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount or total of the assets exposed to the deficiency and how that determination was made.

The Company had a design deficiency related to its internal controls over interest income recognition on distressed securities. Specifically, the Company did not have an appropriate control in place to review the reasonableness of premium amortization and discount accretion calculations that would be precise enough to detect a misstatement in the calculations produced by the Company’s investment accounting system.

There were two root causes of the errors in the premium amortization and discount accretion calculations for distressed securities:

•
the Company’s investment accounting system assumed that expected principal losses occur ratably over time whereas actual losses for distressed securities often occur closer to the security's contractual maturity; and

•
the Company’s investment accounting system incorrectly accounted for the differences between actual and expected cash flows on a distressed security as a current period component of interest income (versus correctly accounting for the differences as an adjustment to a security's amortized cost).

The above design deficiency resulted in an immaterial misstatement of interest income recognized for distressed securities. The Company calculated the amount of the actual misstatement using 100% of the Company’s distressed securities population as of March 31, 2016 and for each prior period to date commencing in 2011.

In determining whether the above design deficiency represented a material weakness in internal controls, the Company considered the following indicators of a material weakness:

•	Identification of fraud, whether or not material, on the part of senior management; There were no indications of fraud present on the part of senior management.

•
Restatement of previously issued financial statements to reflect the correction of a material misstatement; The Company concluded that the errors in interest income recognition were not material and corrected the errors by a revision (little “r”) to previously issued financial statements.

•
Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting; The Company identified the design deficiency related to its internal control over interest income recognition for distressed securities during its quarterly OTTI testing. The Company and its current and prior auditors concluded that the errors in interest income recognition were not material and should be corrected by a revision (little “r”) to previously issued financial statements.

The remaining indicators of a material weakness described by the PCAOB in Auditing Standard No. 5 were not applicable. The Company concluded there were no indicators of a material weakness present.

Management assessed the magnitude of the misstatement by considering the financial statement amounts or total transactions exposed to the deficiency. The Company noted that the misstatement was limited to distressed securities because the Company’s other investment securities did not have projected principal losses. As a result, the Company concluded that the maximum error relating to this deficiency on the impacted periods was the actual amount of the error as discussed in our response dated August 10, 2017 to your comment letter dated July 28, 2017.

Management also assessed the magnitude of the potential misstatement that was reasonably possible to occur in future periods. In its analysis, management considered the relative size of its distressed securities portfolio to its total investment portfolio since 2011 and noted that the relative size of the distressed securities portfolio has been declining since 2013. As of March 31, 2016, the amortized cost of the Company’s distressed securities represented 6.9% of its portfolio holdings compared to 8.8% of its portfolio holdings as of December 31, 2013.

At the date of the assessment, management had no intentions to increase its holdings of distressed securities, and noted that the absolute value of its distressed securities would decrease in future periods as a result of principal paydowns. As of September 30, 2017, the amortized cost of the Company’s distressed securities represented 4.0% of its portfolio holdings compared to 6.9% of its portfolio holdings as of March 31, 2016.

From a “could factor” perspective, management also considered that the actual misstatement approximated the potential misstatement given the following factors:

•
The Company’s best estimate of expected cash flows was derived from the Intex model results generated from the Company’s quarterly reunderwriting process and was used to measure the actual error for the entire distressed securities portfolio, and

•
The distressed securities portfolio is in paydown and the Company is not expecting to increase its exposure to distressed securities. The Company held 127 distressed securities with an amortized cost of $719 million as of September 30, 2017 compared to 129 distressed securities with an amortized cost of $1 billion as of March 31, 2016.

The table below summarizes the differences between amortized cost per the Company’s historical financial statements prior to the revision and revised amortized cost per PAM Controlled Income Amortization (“CIA”). Management noted that the amortized cost differences decreased from December 31, 2011 through March 31, 2016. The differences declined from 4.7% at December 31, 2011 to 1.4% at March 31, 2016.

$ in thousands	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	3/31/2016
Amortized Cost - Core PAM	591,270	1,088,399	1,561,926	1,320,795	1,059,942	1,022,444
Amortized Cost - PAM CIA	563,513	1,052,987	1,524,166	1,296,233	1,044,224	1,007,885
$ Error	(27,757)	(35,412)	(37,760)	(24,562)	(15,718)	(14,559)
% Error	(4.7)%	(3.3)%	(2.4)%	(1.9)%	(1.5)%	(1.4)%

Therefore, management believes that the level of actual misstatement is a relevant indicator of the maximum potential amount of misstatement exposed to the deficiency. Management concluded that the deficiency was not a material weakness but was a significant deficiency and reported it to the Company's Audit Committee.

•
Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the error, and if so, how you evaluated the severity of those deficiencies.

Management considered the effectiveness of its risk assessment and monitoring processes and noted the following:

•	The misstatement was not material and could not reasonably be material in future periods;

•
The nature of the errors was isolated to non-Agency RMBS not of high credit quality. The Company did a full analysis of the population of distressed securities impacted by the control deficiency to determine the actual misstatement; and

•	The deficiency associated with the errors did not relate to any risks not previously identified by the Company’s risk assessment process.

The Company does not believe that there were any deficiencies in its risk assessment and monitoring processes as a result of the errors.

•	Tell us if you made changes or improvements in your internal controls over financial reporting due to the error.

In the second quarter of 2016, management licensed and implemented the PAM Controlled Income Amortization (“CIA”) module which calculates interest income for securities with expected principal losses in accordance with Subtopic ASC 325-40, Beneficial Interests in Securitized Financial Assets (formerly EITF 99-20). PAM CIA accounts for differences between actual and expected future cash flows as an adjustment to a security’s amortized cost basis.

To quantify and correct the accounting for interest income recognition on distressed securities, management recalculated interest income for its entire population of distressed non-Agency RMBS as of March 31, 2016 and the previous periods commencing with the date of purchase of the securities or 2011 using PAM CIA. For all revised periods, management used Intex cash flows generated from its quarterly reunderwriting process as its best estimate of expected future cash flows for distressed securities.

As of the third quarter of 2016, management implemented the following two new controls:

•
The PAM CIA investment holdings report is reviewed on a quarterly basis to determine whether any securities have negative book yields. Any instances of negative yields are reviewed and documented and interest income calculations are corrected where appropriate. In addition, month 2 and month 3 holdings reports are monitored to ensure that the book yield for each security has remained constant compared to month 1 of the quarter (as updated cash flow projections are uploaded in month 1 of each quarter).

•
On a quarterly basis, management performs a quarterly recalculation of the internal rate of return for a sample of securities using the Intex cash flows generated from the Company’s quarterly reunderwriting process and compares the manual recalculation to the system generated book yields. Differences are reviewed and investigated and where appropriate corrections are made and the sample size is increased.

These two new controls were implemented and tested in the third and fourth quarters of 2016. No exceptions were noted, and the significant deficiency in internal control with respect to interest income recognition on non-Agency RMBS was remediated as of December 31, 2016.

The Company did not identify any other significant deficiencies in its internal controls during 2016 or other control deficiencies which would aggregate to a significant deficiency. As such, the Company concluded that its internal control over financial reporting as of December 31, 2016 was effective.

Internal Controls Disclosure Considerations

In addition, item 308(c) of Regulation S-K requires that management disclose any material changes to its internal control over financial reporting (“ICFR”) during a fiscal quarter. As such, management considered whether the controls implemented to remediate the significant deficiency identified above constituted a material change to its ICFR. The new controls implemented by management address the risk for which the potential error is not and could not be material as outlined in the steps in the analysis above. Therefore, management concluded that the ICFR change is not a material change that is required to be disclosed.

If you have questions regarding this response, please call me at 972-715-7470.

Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:	John Anzalone, Chief Executive Officer
John Day, Chairman, Audit Committee
Partner, PricewaterhouseCoopers LLP
Partner, Grant Thornton LLP